UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13G
                               (Rule13d-102)


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No. __)


                   ACCESS INTEGRATED TECHNOLOGIES, INC.
                   ------------------------------------
                             (Name of Issuer)

                  Common Stock, $.001 par value per share
                  ---------------------------------------
                      (Title of Class of Securities)

                                 004329108
                                 ---------
                              (CUSIP Number)

                             December 31, 2006
                             -----------------
          (Date of Event Which Requires Filing of This Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x]   Rule 13d-1(b)

          [ ]   Rule 13d-1(c)

          [ ]   Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 004329108          SCHEDULE 13G                     Page 2 of 8


 1    Name of Reporting Person          Westcliff Capital Management, LLC

      IRS Identification No. of Above Person               EIN 77-0435868

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    1,382,377
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               1,382,377

  9    Aggregate Amount Beneficially Owned by Each Reporting
       Person                                                   1,382,377

 10    Check Box if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                 [ ]

 11    Percent of Class Represented by Amount in Row 9              5.97%

 12    Type of Reporting Person                                        IA

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CUSIP No. 004329108          SCHEDULE 13G                     Page 3 of 8


 1    Name of Reporting Person                     Richard S. Spencer III

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                  United States

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    1,382,377
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               1,382,377

  9    Aggregate Amount Beneficially Owned by Each Reporting
       Person                                                   1,382,377

 10    Check Box if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                 [ ]

 11    Percent of Class Represented by Amount in Row 9              5.97%

 12    Type of Reporting Person                                    HC, IN

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CUSIP No. 004329108          SCHEDULE 13G                     Page 4 of 8


        Item 1(a).  Name of Issuer:

               Access Integrated Technologies, Inc.

        Item 1(b).  Address of Issuer's Principal Executive Offices:

               55 Madison Avenue, Suite 300, Morristown, New Jersey
               07960

        Item 2(a).  Names of Persons Filing:

               Westcliff Capital Management, LLC ("Westcliff LLC") and Richard S. Spencer III ("Spencer", and collectively, the "Filers").

               Westcliff LLC and Spencer disclaim beneficial ownership of the Stock (as defined below) except to the extent of their respective pecuniary interests therein.

        Item 2(b).  Address of Principal Business Office or, if none,
                        Residence:

               200 Seventh Avenue, Suite 105, Santa Cruz, CA  95062

        Item 2(c).  Citizenship:

               See Item 4 of the cover page for each Filer.

        Item 2(d).  Title of Class of Securities:

               This Statement relates to the shares of common stock of the Issuer (the "Stock").

        Item 2(e).  CUSIP Number:

               458751104

        Item 3.If this statement is filed pursuant to Sections
               240.13d-1(b) or 240.13d-2(b) or (c), check whether
               the person filing is a:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
           U.S.C. 78c).

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

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CUSIP No. 004329108          SCHEDULE 13G                     Page 5 of 8


           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

           (e) [x] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g) [x] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section
           3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
           80a-3);

           (j) [ ] Group, in accordance with Section 240.13d-
           1(b)(1)(ii)(J).

        Item 4. Ownership.

                See Items 5-9 and 11 of the cover page for each Filer.

                Westcliff LLC, as investment manager of various client accounts, and Spencer, as Westcliff LLC's manager and majority owner, may be deemed to beneficially own the Stock owned by such accounts, in that they may be deemed to have the power to direct the voting or disposition of that Stock. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Westcliff LLC or Spencer is, for any purpose, the beneficial owner of any Stock to which this Schedule relates, and each of Westcliff LLC and Spencer disclaims beneficial ownership as to that Stock, except to the extent of his or its pecuniary interests therein. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the other individual officers and members of Westcliff LLC is, for any purpose, the beneficial owner of any of the Stock to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

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CUSIP No. 004329108          SCHEDULE 13G                     Page 6 of 8


        Item 5.Ownership of Five Percent or Less of a Class.

               Not Applicable.

        Item 6.Ownership of More Than Five Percent on Behalf of
               Another Person.

               Westcliff LLC is the investment manager of one or more investment partnerships, pooled investment vehicles and/or other client accounts that beneficially hold the Stock and, in that capacity, has been granted the authority to dispose of and vote the Stock held by those accounts. The client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Stock and the proceeds from the sale of the Stock. No single client's holdings exceed five percent of the Stock.

        Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

        Item 8.Identification and Classification of Members of the Group.

               Not applicable.

        Item 9.Notice of Dissolution of Group.

               Not applicable.

        Item 10.   Certifications.

                By signing below, each of the signatories certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 004329108          SCHEDULE 13G                     Page 7 of 8


                                Signatures

                After reasonable inquiry and to the best of its knowledge and belief, each of the signatories certifies that the information set forth in this statement is true, complete and correct.


Dated: February  5, 2007


                                  WESTCLIFF CAPITAL MANAGEMENT, LLC


                                  By:  /s/ Richard S. Spencer III
                                      ---------------------------
                                      Richard S. Spencer III
                                      Manager


                                  RICHARD S. SPENCER III


                                  /s/ Richard S. Spencer III
                                  --------------------------
                                  Richard S. Spencer III

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CUSIP No. 004329108          SCHEDULE 13G                     Page 8 of 8


                                 EXHIBIT A

                         JOINT FILING UNDERTAKING

        The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated: February  5, 2007


                                  WESTCLIFF CAPITAL MANAGEMENT, LLC


                                  By:  /s/ Richard S. Spencer III
                                      ---------------------------
                                      Richard S. Spencer III
                                      Manager


                                  RICHARD S. SPENCER III


                                  /s/ Richard S. Spencer III
                                  --------------------------
                                  Richard S. Spencer III